Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR

THE SECOND QUARTER OF THE 2020 FISCAL YEAR THAT ENDED ON JUNE 30, 2020

Buenos Aires, Argentina, August 25, 2020 – Grupo Financiero Galicia S.A. (BYMA /NASDAQ: GGAL) announced its financial results for the second quarter of the 2020 fiscal year (the “Quarter”), which ended on June 30, 2020.

Beginning with the fiscal year that started on January 1, 2020, Grupo Financiero Galicia S.A. (“GFG” or “Grupo Financiero Galicia”) has applied the restatement criteria established by IAS 29 “Financial Information in Hyperinflationary Economies”, and the expected credit loss model, in accordance with Communication “A” 6847 of the Argentine Central Bank, which includes item 5.5 “Impairment” of IFRS 9 “Financial Instruments”. For comparative purposes, the information corresponding to the 2019 fiscal year has been adjusted in accordance with the abovementioned standards and restated in constant currency, except as otherwise noted.

HIGHLIGHTS

➢

Comprehensive income attributable to Grupo Financiero Galicia for the Quarter reached Ps.7,460 million, 25% lower than the Ps.9,970 million recorded in the same quarter of the 2019 fiscal year. Net income attributable to Grupo Financiero Galicia amounted to Ps.5,633 million, 43% below the Ps.9,924 million recorded in the second quarter of the prior fiscal year. Net profit per share for the Quarter amounted to Ps.3.95, as compared to the Ps.6.95 per share recorded for the same quarter of the 2019 fiscal year.

➢

The results of the Quarter were mainly attributable to the income derived from GFG’s interests in Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia” or the “Bank”), for Ps.4,833 million, Sudamericana Holding S.A. (“Sudamericana Holdings”), for Ps.364 million, Galicia Administradora de Fondos S.A. (“GAF”), for Ps.296 million, and in Tarjetas Regionales S.A. (“Tarjetas Regionales”), for Ps.18 million, and which were increased by a net operating income of Ps.78 million and partially offset by personnel and administrative expenses of Ps.65 million and losses from the net monetary position in the amount of Ps.62 million.

➢

The Bank’s market share of loans to the private sector was 12.91%, and 10.44% for deposits from the private sector, increasing 230 basis points (“bp”) and decreasing 25 bp, respectively, as compared to June 30, 2019.

➢

As of the end of the Quarter, the minimum capital requirement amounted to Ps.53,284 million, increasing Ps.23,799 million (81%), and computable capital was Ps.127,402 million, increasing Ps.66,614 million (110%), as compared to the figure recorded in second quarter of the 2019 fiscal year. The excess of computable capital over the minimum capital requirement amounted to Ps.74,118 million, and the total capital ratio was 19.58%.

Conference Call:

August 26, 2020, 12:00 pm Eastern Time

Call-in number: +1 323-289-6576

Conference ID: 2692353

For more information, contact:

Bruno Folino - CFO

Pablo Firvida - IRO Tel.: (5411) 6329-4881

inversores@gfgsa.com

www.gfgsa.com

1

CONSOLIDATED INFORMATION

Consolidated Financial Statement		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Financial Information
Assets	892,994	823,500	950,963	8	(6)
Net loans and other financing	427,540	411,825	423,462	4	1
Deposits	590,264	505,383	583,012	17	1
Shareholders’ equity attributable to GFG	141,015	133,554	123,026	6	15
Shares outstanding (in thousands of shares) (1)	1,426,765	1,426,765	1,426,765	-	-
Book value per share (in pesos)	98.82	93.59	86.21	523	1,261
Net income attributable to GFG	5,633	8,772	9,924	(36)	(43)
Net income per share (in pesos)	3.95	6.15	6.95	(220)	(300)

(1) 10 ordinary shares = 1 ADS.

Selected Ratios		2020	2019		Variation (bp)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Return (1) on average assets (2)	2.72	4.44	4.19	(172)	(147)
Return (1) on average shareholders´ equity (2)	16.45	27.06	34.59	(1,061)	(1,814)
Financial Margin (2) (3)	20.21	21.80	19.43	(159)	78
Efficiency ratio (4)	41.41	43.08	45.20	(167)	(379)
Total capital ratio (5)	20.04	21.28	16.82	(124)	322
Non-performing loans / Loans to private sector	3.54	4.61	5.89	(107)	(235)
Allowance for loan losses / Loans to private sector	5.37	5.57	5.20	(20)	17
Allowance for loan losses / Non-accrual loans	151.45	120.88	88.29	3,057	6,316
Cost of risk (2)	4.97	5.37	4.87	(40)	10
Allowance for loan losses(6) / Non-accrual financing	214.61	144.66	110.62	6,995	10,399

(1) Net income attributable to GFG.

(2) Annualized.

(3) Net interest income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income and expenses, divided by the average balance of interest-earning assets.

(4) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income, plus the result from the net monetary position.

(5) Banco Galicia consolidated with Tarjetas Regionales.

(6) Includes provisions for unused balances of overdrafts and credit cards.

Market Indicators		2020	2019	Variation
In pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Market price					(bp)
Shares – BYMA	103.20	57.95	151.60	4,525	(4,840)
ADS – NASDAQ (in US$)	9.70	7.05	35.50	265	(2,580)
Price BYMA / book value	1.04	0.62	1.76	42	(72)
Average daily volume (in thousands of shares)					(%)
BYMA	3,496	1,803	1,485	94	135
NASDAQ (1)	18,404	11,221	16,046	64	15
Market share (%)					(bp)
Banco Galicia
Loans to the private sector	12.91	12.39	10.61	52	230
Deposits from the private sector	10.44	10.07	10.69	37	(25)
Galicia Administradora de Fondos S.A.	11.11	12.07	11.16	(96)	(5)

(1) Expressed in equivalent shares: 10 ordinary shares = 1 ADS.

2

GRUPO FINANCIERO GALICIA

RESULTS FOR THE QUARTER

Income Statement		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Results from Equity Investments	5,697	8,816	9,897	(35)	(42)
Banco de Galicia y Buenos Aires S.A.U.	4,833	7,282	9,335	(34)	(48)
Tarjetas Regionales S.A.	18	1,091	48	(98)	63
Galicia Administradora de Fondos S.A.	296	94	120	215	147
Sudamericana Holding S.A.	364	289	310	26	17
Other subsidiaries	186	60	84	210	121
Net operating income	78	72	158	8	(51)
Administrative expenses	(65)	(40)	(76)	63	(14)
Other operating income and expenses	(1)	(1)	(9)	-	(89)
Results from the net monetary position	(62)	(65)	(111)	(5)	(44)
Income tax	(14)	(10)	65	40	(122)
Net income attributable to GFG	5,633	8,772	9,924	(36)	(43)
Other comprehensive income	1,827	(2,295)	46	180	3,872
Comprehensive income attributable to GFG	7,460	6,477	9,970	15	(25)

Net income attributable to GFG for the Quarter amounted to Ps.5,633 million, which represented a 2.72% annualized return on average assets and a 16.45% return on average shareholders’ equity.

The abovementioned results were mainly attributable to profits from GFG’s interests in Banco Galicia, for Ps.4,833 million, Sudamericana Holding, for Ps.364 million, GAF, for Ps.296 million, and in Tarjetas Regionales, for Ps.18 million.

SELECTED FINANCIAL INFORMATION – CONSOLIDATED

Balance Sheet		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Assets
Cash and due from banks	126,831	195,569	182,591	(35)	(31)
Debt securities	155,799	97,056	210,565	61	(26)
Net loans and other financing	427,540	411,825	423,462	4	1
Other financial assets	120,648	59,046	75,365	104	60
Equity investments in subsidiaries, associates and joint businesses	3	-	-	N/A	N/A
Property, bank premises, equipment	37,091	37,122	38,185	-	(3)
Intangible assets	12,279	10,402	9,607	18	28
Other assets	12,756	12,433	10,769	3	18
Assets available for sale	47	47	419	-	(89)
Total assets	892,994	823,500	950,963	8	(6)
Liabilities
Deposits	590,264	505,383	583,012	17	1
Financing from financial entities	11,002	25,082	31,132	(56)	(65)
Other financial liabilities	67,277	66,328	103,139	1	(35)
Notes	15,837	28,315	50,288	(44)	(69)
Subordinated notes	18,239	17,233	15,665	6	16
Other liabilities	45,965	44,094	41,543	4	11
Total liabilities	748,584	686,435	824,779	9	(9)
Shareholders’ equity attributable to third parties	3,395	3,511	3,158	(3)	8
Shareholders’ equity attributable to GFG	141,015	133,554	123,026	6	15
Total shareholder’s equity	144,410	137,065	126,184	5	14

3

Income Statement		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Net interest income	19,727	17,004	4,168	16	373
Interest income	35,075	37,507	34,431	(6)	2
Interest related expenses	(15,348)	(20,503)	(30,263)	(25)	(49)
Net fee income	7,450	7,419	7,443	-	-
Fee income	9,349	9,391	9,563	-	(2)
Fee related expenses	(1,899)	(1,972)	(2,120)	(4)	(10)
Net results from financial instruments	13,538	14,901	26,860	(9)	(50)
Gold and foreign currency quotation differences	952	1,098	3,295	(13)	(71)
Other operating income	5,496	4,299	5,037	28	9
Underwriting income from insurance business	1,213	957	1,054	27	15
Loan loss provisions	(5,402)	(5,187)	(4,710)	4	15
Net operating income	42,974	40,491	43,147	6	-
Personnel expenses	(6,473)	(6,457)	(6,714)	-	(4)
Administrative expenses	(6,866)	(6,513)	(6,678)	5	3
Depreciations and devaluations of assets	(1,629)	(1,641)	(1,550)	(1)	5
Other operating expenses	(14,237)	(6,201)	(9,261)	130	54
Operating income	13,769	19,679	18,944	(30)	(27)
Results from the net monetary position	(4,103)	(5,627)	(6,789)	(27)	(40)
Income tax	(4,029)	(5,057)	(2,222)	(20)	81
Net income	5,637	8,995	9,933	(37)	(43)
Net income attributable to third parties	4	223	9	(98)	(56)
Net income attributable to GFG	5,633	8,772	9,924	(36)	(43)
Other comprehensive income(1)	1,827	(2,295)	46	180	3,872
Total comprehensive income	7,464	6,700	9,979	11	(25)
Comprehensive income attributable to third parties	4	223	9	(98)	(56)
Comprehensive income attributable to GFG	7,460	6,477	9,970	15	(25)
(1) Net of income tax.

Additional Information		2020			2019
	2Q	1Q	3Q	2Q	2Q
Employees	9,521	9,554	9,718	9,824	9,888
Banco Galicia	5,971	6,040	6,118	6,247	6,256
Tarjetas Regionales	3,099	3,075	3,151	3,161	3,227
Galicia Administradora de Fondos	25	27	27	29	23
Sudamericana Holding	376	376	395	375	372
Other subsidiaries	50	36	27	12	10
Branches and other points of sales	511	517	528	545	552
Banco Galicia	326	326	326	325	325
Tarjetas Regionales S.A.	185	191	202	220	227
Deposit Accounts at Banco Galicia (in thousands)	5,812	5,427	5,279	5,140	4,965
Credit Cards (in thousands)	13,472	13,428	13,544	13,852	13,762
Banco Galicia	5,096	5,032	4,986	5,191	5,118
Tarjetas Regionales S.A.	8,376	8,396	8,558	8,661	8,644
GAF’ assets under management (millions of pesos)	153,617	128,904	88,128	83,367	117,183
Inflation, exchange rate and interest rates
Consumer price index(1) (%)	321.97	305.55	283.44	253.71	225.54
Consumer price index(1)	5.37	7,80	11.72	12.49	9.51
Wholesale price index (IPIM) (%)	2.69	3,62	13.22	15.94	11.57
Acquisition value unit (UVA)	55.06	51,62	47.16	41.26	38.03
Exchange rate (Ps./US$)(2)	70.46	64,47	59.90	57.56	42.45
Badlar (quarterly averages)(3)	24.42	33,25	48.06	54.67	50.82
(1)	Consumer price index published by the National Institute of Statistics (INDEC)
(2)	Reference exchange rates in accordance to Communiqué “A” 3500 from the Argentine Central Bank as of the last working day of the Quarter.
(3)	Private banks’ 30-day time deposits rate for amounts over Ps.1 million.

4

BANCO GALICIA

HIGHLIGHTS

➢

Net income for the Quarter amounted to Ps.4,833 million, Ps.4,502 million (48%) lower than the figure recorded for the same quarter of the 2019 fiscal year, mainly as a result of a 61% increase in operating expenses.

➢

Net operating income for the Quarter amounted to Ps.34,655 million, Ps.1,379 million lower than the Ps.36,034 million recorded in the second quarter of the 2019 fiscal year, mainly as a consequence of a decrease in net income from financial instruments, which was partially offset by growth in net interest income.

➢

The credit exposure to the private sector reached Ps.418,992 million for the Quarter, up 5% from the Ps.399,335 million recorded in the second quarter of the 2019 fiscal year, and deposits reached Ps.593,414 million, up 2% from the Ps.584,203 million recorded during the same period. As of June 30, 2020, the Bank’s estimated market share of loans to the private sector was 12.91%, while its estimated market share of deposits from the private sector was 10.44%.

➢

The non-accrual loan portfolio represented 2.69% of total loans to the private sector, representing a decrease of 171 bp from the 4.40% figure recorded at the end of the same quarter of the prior fiscal year, while coverage with allowances for loan losses reached 152.48%.

5

RESULTS FOR THE QUARTER

Income Statement		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Net interest income	16,519	12,861	1,201	28	1,275
Net fee income	4,742	4,045	4,509	17	5
Net results from financial instruments	12,908	14,019	25,967	(8)	(50)
Gold and foreign currency quotation differences	865	796	3,277	9	(74)
Other operating income	4,053	3,330	3,575	22	13
Loan-loss provisions	(4,432)	(3,766)	(2,495)	18	78
Net operating income	34,655	31,285	36,034	11	(4)
Personnel expenses	(4,610)	(4,622)	(4,833)	-	(5)
Administrative expenses	(4,855)	(4,677)	(4,981)	4	(3)
Depreciations and devaluations of assets	(1,210)	(1,196)	(1,173)	1	3
Other operating expenses	(12,514)	(5,056)	(7,779)	148	61
Operating income	11,466	15,734	17,268	(27)	(34)
Results from the net monetary position	(3,164)	(4,403)	(5,167)	(28)	(39)
Results from associates and joint businesses	64	31	5	106	1,180
Income tax	(3,533)	(4,080)	(2,771)	(13)	27
Net Income	4,833	7,282	9,335	(34)	(48)
Other comprehensive income (loss)	1,791	(2,272)	53	179	3,279
Total comprehensive income	6,624	5,010	9,388	32	(29)

Profitability and Efficiency		2020	2019	Variation ( bp)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Return (1) on average assets	2.46	4.02	4.21	(156)	(175)
Return (1) on average shareholders’ equity	16.77	26.73	37.81	(996)	(2,104)
Financial margin(1)(2)	20.14	20.90	19.73	(76)	41
Efficiency ratio (3)	37.18	41.24	41.00	(406)	(382)
(1)	Annualized.
(2)

Net interest income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income, divided by average interest-earning assets.

(3)

Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income, plus the result from the net monetary position.

During the Quarter, net income attributable to Banco Galicia amounted to Ps.4,833 million, Ps.4,502 million (48%) lower than the Ps.9,335 million recorded for the same quarter of the previous fiscal year. This result was primarily a consequence of a Ps.5,802 million (34%) lower operating income, which was primarily due to a Ps.13,059 million (50%) decrease in net income from financial instruments and higher operating expenses in the amount of Ps.4,735 million (61%), offset by a Ps.15,318 million (1,275%) increase in net interest income.

6

Net Interest Income		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Interest income	30,824	32,062	28,409	(4)	9
Private sector securities	-	-	34	-	(100)
Public Sector securities (1)	1,666	3,213	1,020	(48)	63
Loans and other financing	27,469	26,862	27,164	2	1
Financial sector	848	818	778	4	9
Non-financial private sector	26,621	26,044	26,386	2	1
Overdrafts	3,119	2,857	3,320	9	(6)
Promissory notes	10,466	8,468	4,665	24	124
Mortgage notes	2,740	3,058	3,907	(10)	(30)
Pledge loans	171	154	225	11	(24)
Personal loans	3,524	3,469	3,552	2	(1)
Credit-card loans	5,192	6,806	8,730	(24)	(41)
Financial leases	85	110	214	(23)	(60)
Other	1,324	1,122	1,773	18	(25)
Repurchase agreement transactions	1,689	1,987	191	(15)	784
Interest expenses	(14,305)	(19,201)	(27,208)	(25)	(47)
Deposits from the non-financial private sector	(13,088)	(16,904)	(23,979)	(23)	(45)
Saving accounts	(2)	(2)	(2)	-	-
Time deposits and term investments	(10,792)	(14,343)	(20,481)	(25)	(47)
Other	(2,294)	(2,559)	(3,496)	(10)	(34)
Financing from financial institutions	(137)	(276)	(571)	(50)	(76)
Repurchase agreement transactions	(18)	(209)	(220)	(91)	(92)
Other interest-bearing liabilities	(192)	(289)	(337)	(34)	(43)
Notes	(870)	(1,523)	(2,101)	(43)	(59)
Net interest income	16,519	12,861	1,201	28	1,275

Net interest income for the Quarter amounted to Ps.16,519 million, representing a Ps.15,318 million (1,275%) increase as compared to the Ps.1,201 million profit recorded for the same quarter of the 2019 fiscal year.

Interest income for the Quarter reached Ps.30,824 million, up 9% from the Ps.28,409 million recorded in the same quarter of the 2019 fiscal year. This increase was primarily a consequence of higher interest realized on promissory notes, amounting to Ps.5,801 million, and from repurchase agreement transactions, amounting to PS.1,498 million, and offset by lower interests on credit card loans in the amount of Ps.3,538 million.

Interest expenses amounted to Ps.14,305 million, down 47% from the same quarter of the 2019 fiscal year, mainly as a result of lower interest realized on time deposits and term investments, for Ps.9,689 million (47%).

7

Yield and Rates(1)				2020		2019		Variation (%/ bp)
Average balances: in millions of pesos		2Q		1Q		2Q		vs 1Q20		vs 2Q19
Yields and rates: annualized nominal %	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
In pesos	469,262	34.85	397,660	42.20	393,845	55.22	18	(735)	19	(2,037)
Government securities	127,600	40.95	138,890	41.29	178,022	63.73	(8)	(34)	(28)	(2,278)
Loans	296,254	34.03	237,335	42.48	204,956	48.07	25	(845)	45	(1,404)
Other interest-earning assets	45,408	23.04	21,435	44.95	10,867	50.65	112	(2,191)	318	(2,761)
In foreign currency	75,121	11.41	99,949	16.30	169,422	5.73	(25)	(489)	(56)	568
Government securities	5,308	62.09	10,631	93.91	14,560	(0.52)	(50)	(3,182)	(64)	6,261
Loans	68,137	7.44	87,597	7.09	153,064	5.98	(22)	35	(55)	146
Other interest-earning assets	1,676	11.93	1,721	6.04	1,798	34.93	(3)	589	(7)	(2,300)
Interest-earning assets	544,383	31.62	497,609	37.00	563,267	40.34	9	(538)	(3)	(872)
In pesos	315,582	16.58	271,363	26.88	270,579	39.01	16	(1,030)	17	(2,243)
Saving accounts	61,666	0.55	49,642	0.99	48,332	1.26	24	(44)	28	(71)
Time deposits	244,648	20.38	204,587	32.43	200,519	47.42	20	(1,205)	22	(2,704)
Debt securities	5,857	27.32	11,703	34.38	15,328	44.78	(50)	(706)	(62)	(1,746)
Other interest-bearing liabilities	3,411	15.13	5,431	38.00	6,400	46.94	(37)	(2,287)	(47)	(3,181)
In foreign currency	152,170	2.02	165,356	2.02	263,554	1.40	(8)	-	(42)	62
Saving accounts	82,299	-	89,533	-	170,001	-	(8)	-	(52)	-
Time deposits	33,531	1.41	33,976	1.53	39,375	0.57	(1)	(12)	(15)	84
Debt securities	24,088	7.74	23,279	7.39	27,414	7.24	3	35	(12)	50
Other interest-bearing liabilities	12,252	6.07	18,568	5.90	26,764	5.53	(34)	17	(54)	54
Interest-bearing liabilities	467,752	11.84	436,719	17.46	534,133	20.45	7	(562)	(12)	(861)

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator

The average interest-earning assets amounted to Ps.544,383 million, representing an Ps.18,884 million (3%) decrease as compared to the figure recorded in the second quarter of the previous fiscal year, which was primarily a consequence of the Ps.84,927 million (55%) decrease in the average dollar-denominated loan portfolio and a decrease of Ps.50,422 million (28%) in the average portfolio of government securities. The foregoing decreases were partially offset by an increase in the average volume of peso-denominated loans, for Ps.91,298 million (45%), and of other interest-earning assets, for Ps.34,541 million (318%).

Average interest-bearing liabilities reached Ps.467,752 million, decreasing Ps.66,381 million (12%) during the same period, primarily due to a decrease in the average balance of dollar-denominated deposits (particularly in saving accounts, which dropped Ps.87,702 million (52%)).

The average yield on interest-earning assets for the Quarter was 31,62%, representing an 872 bp decrease as compared to the figure recorded in the same quarter of the prior fiscal year mainly resulting from decreases of 2,761 bp in the average yield on other interest-earning assets in pesos, 2,300 bp on other interest-earning assets in dollars and of 2,278 bp on government securities. The foregoing decreases were offset by a 6,261 bp increase in the average yield on government securities in foreign currency resulting from price increases. Likewise, the average cost of interest-bearing liabilities was 11.84%, representing an 861 bp decrease as compared to the second quarter of the prior fiscal year that was mainly due to a 3,181 bp decrease in the average interest rate on other interest-bearing liabilities in pesos and a 2,704 bp decrease in the interest rate on peso-denominated time deposits.

8

Net Fee Income		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Credit cards	2,636	2,212	2,417	19	9
Deposit accounts	1,042	1,018	1,149	2	(9)
Insurance	287	309	322	(7)	(11)
Financial fees	65	54	100	20	(35)
Credit-related fees	121	110	36	10	236
Foreign trade	380	359	443	6	(14)
Collections	385	332	353	16	9
Utility-Bills collection services	370	485	469	(24)	(21)
Mutual Funds	198	294	274	(33)	(28)
Other	499	314	343	59	45
Total fee income	5,983	5,487	5,906	9	1
Total expenditures	(1,241)	(1,442)	(1,397)	(14)	(11)
Net fee income	4,742	4,045	4,509	17	5

Net fee income amounted to Ps.4,742 million, up 5% from the Ps.4,509 million recorded in the second quarter of the previous fiscal year. The increase in fees which stood out were those related to credit cards (for Ps.219 million or 9%).

Net Income from Financial Instruments		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Government securities	12,104	13,648	27,700	(11)	(56)
Argentine Central Bank	8,976	13,655	27,882	(34)	(68)
Other	3,128	(7)	(182)	N/A	1,819
Private sector securities	492	68	689	624	(29)
Derivative financial instruments	312	303	(2,395)	3	(113)
Forward transactions	315	284	(2,342)	11	(113)
Interest-rate swaps	(3)	19	(53)	(116)	94
Results from other financial assets/liabilities	-	-	(27)	-	100
Net income from financial instruments	12,908	14,019	25,967	(8)	(50)

Net income from financial instruments for the Quarter amounted to Ps.12,908 million, down Ps.13,059 million from the Ps.25,967 million recorded in the same quarter of the 2019 fiscal year primarily as a consequence of the decrease in results from government securities, which was due to lower holdings of, and yields on, instruments issued by the Argentine Central Bank (Leliq).

A Ps.865 million profit from gold and foreign currency quotation differences was recorded during the Quarter, as compared to a Ps.3,277 million profit recorded from the same quarter of the 2019 fiscal year. This result includes a Ps.986 million gain from foreign-currency trading.

Other Operating Income		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Other financial income(1)(2)	(546)	81	(3)	(774)	N/A
Fees from bundles of products(1)	1,385	1,464	1,247	(5)	11
Rental of safe deposit boxes(1)	278	299	223	(7)	25
Other fee income(1)	132	252	261	(48)	(49)
Other adjustments and interest on miscellaneous receivables	1,202	904	808	33	49
Other	1,602	330	1,039	385	54
Total other operating income	4,053	3,330	3,575	22	13

(1) Item included for calculating the efficiency ratio.

(2) Item included for calculating the financial margin.

Other operating income for the Quarter reached Ps.4,053 million, increasing Ps.478 million from the Ps.3,575 million profit recorded in the second quarter of the 2019 fiscal year.

9

Provisions for loan losses for the Quarter amounted to Ps.4,432 million, Ps.1,937 million higher than the figure recorded in the same quarter of the prior fiscal year due to the evolution in the parameters used pursuant to the expected credit-loss model.

Personnel expenses amounted to Ps.4,610 million, decreasing 5% from the figure recorded for the same quarter of the 2019 fiscal year and mainly attributable to a 5% decrease in staff.

Administrative Expenses		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Fees and compensations for services	469	238	836	97	(44)
Fees to directors and syndics	11	13	13	(15)	(15)
Publicity, promotion and research expenses	136	214	363	(36)	(63)
Taxes	1,255	852	989	47	27
Maintenance and repairment of goods and IT	1,113	1,082	541	3	106
Electricity and communications	390	396	360	(2)	8
Stationery and office supplies	131	69	95	90	38
Hired administrative services	677	806	717	(16)	(6)
Security	147	120	136	23	8
Insurance	48	54	33	(11)	45
Other	478	833	898	(43)	(47)
Total administrative expenses	4,855	4,677	4,981	4	(3)

Administrative expenses for the Quarter totaled Ps.4,855 million, down 3% in the same period, as a consequence of lower fees and compensations for services, amounting to Ps.367 million (44%), as compared to the second quarter of the 2019 fiscal year.

Depreciation and devaluation of assets amounted to Ps 1,210 million, up 3% from the second quarter of the 2019 fiscal year. This loss includes Ps.156 million from financial leases.

Other Operating Expenses		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Contribution to the Deposit Insurance Fund(1)(2)	220	185	261	19	(16)
Other financial expenses(1)(2)	163	103	433	58	(62)
Turnover tax	2,982	2,668	2,785	12	7
On financial income(1)(2)	2,033	1,830	2,047	11	(1)
On fees(1)	838	740	646	13	30
On other items	111	98	92	13	21
Other fee-related expenses(1)	1,159	1,104	1,327	5	(13)
Other provisions	7,314	781	2,707	836	(170)
Claims	59	68	78	(13)	(24)
Other	617	147	188	320	228
Total other operating expenses	12,514	5,056	7,779	148	61
(1)	Item included for calculating the efficiency ratio.
(2)	Item included for calculating the financial margin.

Other operating expenses reached Ps.12,514 million, increasing Ps.4,735 million (61%) from the Ps.7,779 million recorded in the second quarter of the 2019 fiscal year. This increase resulted from higher charges for additional provisions related to the impact of COVID-19.

The income tax charge for the Quarter was Ps.3,533 million, Ps.762 million lower than the figure recorded in the second quarter of the 2019 fiscal year. It is worth mentioning that, beginning in the second half of 2019, the tax inflation adjustment established by applicable income tax laws began to be applied.

10

Other comprehensive income for the Quarter amounted to Ps.1,791 million, as compared to a Ps.53 million gain in the same period of the 2019 fiscal year. This was mainly due to the reversal of the negative impact from the sale of part of Bonar 24 (AY24D).

SELECTED FINANCIAL INFORMATION

Balance Sheet		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Assets
Cash and due from banks	124,914	193,718	181,329	(36)	(31)
Debt securities	155,897	97,178	211,336	60	(26)
Net loans and other financing	379,596	358,844	359,425	6	6
Other financial assets	113,873	43,464	64,583	162	76
Equity investments in subsidiaries, associates and joint businesses	446	374	739	19	(40)
Property, bank premises, equipment	32,513	32,730	33,584	(1)	(3)
Intangible assets	10,589	8,666	8,241	22	28
Other assets	6,031	6,452	4,878	(7)	24
Assets available for sale	47	47	420	-	(89)
Total assets	823,906	741,473	864,535	11	(5)
Liabilities
Deposits	593,414	507,515	584,203	17	2
Financing from financial entities	10,730	19,116	30,553	(44)	(65)
Other financial liabilities	36,284	31,569	67,899	15	(47)
Notes	8,782	18,533	28,723	(53)	(69)
Subordinated notes	18,240	17,233	15,665	6	16
Other liabilities	37,807	35,482	33,681	7	12
Total liabilities	705,257	629,448	760,724	12	(7)
Shareholders’ equity	118,649	112,025	103,811	6	14
Foreign currency assets and liabilities
Assets	176,704	200,648	326,819	(12)	(46)
Liabilities	183,463	203,385	338,984	(10)	(46)
Net forward purchases/(sales) of foreign currency (1)	(639)	1,468	12,577	(144)	(105)
Net global position in foreign currency	(7,398)	(1,269)	412	(483)	(1,896)
(1)	Recorded off-balance sheet.

11

LEVEL OF ACTIVITY

Financing to the Private Sector(1)		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
In pesos	339,297	290,623	228,510	17	48
Loans	300,882	253,848	186,634	19	61
UVA-adjusted loans	27,967	28,667	32,238	(2)	(13)
Financial leases	674	810	1,573	(17)	(57)
Debt securities	82	172	544	(52)	(85)
Other financing(2)	9,692	7,126	7,521	36	29
In foreign currency	79,695	108,544	170,825	(27)	(53)
Loans	58,528	84,240	143,390	(31)	(59)
Financial leases	1,449	1,586	1,595	(9)	(9)
Debt securities	107	165	4,150	(35)	(97)
Other financing(2)	19,611	22,553	21,690	(13)	(10)
Total financing to the private sector	418,992	399,167	399,335	5	5
(1)	Includes IFRS adjustment.
(2)	Includes certain off-balance sheet accounts related to guarantees granted.

As of June 30, 2020, total financing to the private sector reached Ps.418,992 million, representing a 5% increase as compared to the same period of the prior fiscal year. This increase was mainly a consequence of the growth in the peso-denominated loan portfolio (61%), which was offset by a decrease in the dollar-denominated loan portfolio (59%).

Market Share(1)		2020	2019	Variation (bp)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Total loans	12.78	12.20	10.64	58	214
Loans to the private sector	12.91	12.39	10.61	52	230

(1) According to the daily information on loans published by the Argentine Central Bank. Only principal as of the last day of each quarter.

The Bank’s market share of loans to the private sector, as of June 30, 2020, was 12.91%, increasing 230 bp from June 30, 2019.

12

Breakdown of loans and other financing		2020	2019	Variation(%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Financial entities	10,409	9,618	9,676	8	8
Loans	10,400	9,579	9,666	9	8
Other financing	9	39	10	(77)	(10)
Non-financial private sector and residents abroad	385,304	365,045	362,801	6	6
Loans	376,977	357,176	352,596	6	7
Overdrafts	27,445	39,167	21,382	(30)	28
Promissory notes	130,406	92,965	56,074	40	133
Mortgage loans	15,878	16,111	17,190	(1)	(8)
Pledge loans	6,768	3,490	3,418	94	98
Personal loans	29,784	30,599	37,574	(3)	(21)
Credit-card loans	106,814	101,209	98,122	6	9
Other Loans	44,182	54,994	107,887	(20)	(59)
Accrued interest, adjustments and foreign currency quotation differences receivable	17,548	19,897	12,674	(12)	38
Documented interest	(1,848)	(1,256)	(1,725)	47	7
Financial leases	2,123	2,396	3,168	(11)	(33)
Other financing	6,204	5,473	7,037	13	(12)
Non-financial public sector	-	-	49	(100)	(100)
Total loans and other financing	395,713	374,663	372,526	6	6
Allowances	(16,117)	(15,819)	(13,101)	2	23
Loans	(15,908)	(15,700)	(12,967)	1	23
Financial leases	(62)	(66)	(13)	(6)	377
Other financing	(147)	(53)	(121)	177	21
Net loans and other financing	379,596	358,844	359,425	6	6

As of June 30, 2020, net loans and other financing after provisions amounted to Ps.379,576 million, increasing 6% from June 30, 2019 mainly due to a 7% increase in loans to the private sector, which was a consequence of a 133% increase in promissory notes, and offset by a 59% decrease in other loans.

Loans by Type of Borrower		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Large corporations	137,933	144,300	135,975	(4)	1
SMEs	108,937	75,715	74,826	44	46
Individuals	136,519	137,561	142,125	(1)	(4)
Financial sector	10,400	9,579	9,666	9	8
Residents abroad	1,415	4,046	4,861	(65)	(71)
Other	707	1,010	550	(30)	29
IFRS adjustment	(8,534)	(5,456)	(5,692)	56	50
Total loans	387,377	366,755	362,311	6	7
Allowances	(15,908)	(15,700)	(12,967)	1	23
Net total loans	371,469	351,055	349,344	6	6

13

Loans by Sector of Activity		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Financial sector	10,400	9,579	9,666	9	8
Residents abroad	1,415	4,046	4,861	(65)	(71)
Services	44,771	41,338	25,288	8	77
Agriculture and livestock	77,290	52,250	48,517	48	59
Consumer	136,522	137,568	142,132	(1)	(4)
Retail and wholesale trade	36,837	31,920	30,438	15	21
Construction	4,520	5,809	4,393	(22)	3
Manufacturing industry	58,347	60,696	72,172	(4)	(19)
Other	25,809	29,005	30,536	(11)	(15)
IFRS adjustment	(8,534)	(5,456)	(5,692)	56	50
Total loans	387,377	366,755	362,311	6	7
Allowances	(15,908)	(15,700)	(12,967)	1	23
Net total loans	371,469	351,055	349,344	6	6

In the last twelve months, loans to the private sector increased, particularly in those granted to SMEs (Ps.34,111 million or 46%), primarily through the use of new special credit lines with an interest rate of 24% and the reduction of reserve requirements. By sector of activity, higher levels of growth were recorded in the agriculture and livestock sectors (Ps.28,773 million or 59%) and in services (Ps.19,483 million or 77%).

Net Exposure to the Argentine Public Sector(1)		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Government securities net position	180,373	118,876	225,015	52	(20)
Leliq	135,006	85,431	182,233	58	(26)
Botes	16,159	15,911	15,008	2	8
Other	29,208	17,534	27,774	67	5
Other receivables resulting from financial brokerage	66,069	66	5,818	N/A	1,036
Repurchase agreement transactions - BCRA	66,033	-	5,713	N/A	1,056
Loans and other financing	9	39	59	(77)	(85)
Trust certificates of participation and securities	27	27	46	-	(41)
Total exposure to the public sector	246,442	118,942	230,833	107	7

(1) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with minimum cash requirements.

As of June 30, 2020, the Bank’s exposure to the public sector amounted to Ps.246,442 million, representing a 7% increase during the last twelve months. Excluding the exposure to the Argentine Central Bank (with respect to Leliq and repurchase agreement transactions), net exposure to the public sector reached Ps.45,403 million (6% of total assets), while as of June 30, 2019, it amounted to Ps.42,887 million (5% of total assets).

14

Deposits		2020	2019		Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
In pesos	455,244	357,606	315,258	27	44
Current accounts	102,769	85,120	60,254	21	71
Saving accounts	158,219	107,626	82,834	47	91
Time deposits	176,751	149,246	159,399	18	11
UVA-adjusted time deposits	10,528	6,659	1,812	58	481
Other	2,638	4,471	2,431	(41)	9
Interests and adjustments	4,339	4,484	8,528	(3)	(49)
In foreign currency	138,170	149,909	268,945	(8)	(49)
Saving accounts	106,081	116,896	233,195	(9)	(55)
Time deposits	28,271	29,384	34,161	(4)	(17)
Other	3,697	3,518	1,560	5	137
Interests and adjustments	121	111	29	9	317
Total deposits	593,414	507,515	584,203	17	2

As of June 30, 2020, the Bank’s deposits amounted to Ps.593,414 million, representing a 2% increase during the last twelve months. This was a consequence of the Ps.139,986 million (44%) growth in peso-denominated deposits, with saving accounts up Ps.75,385 million (91%) and current accounts up Ps.42,515 million (71%), and offset by a Ps.127,114 (55%) decrease in dollar-denominated saving accounts.

At the end of the Quarter, there were 5,8 million deposit accounts, 17% more than the figure recorded for the same period of the prior fiscal year.

Market Share(1)		2020	2019	Variation (%)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Total deposits	8.88	8.53	9.09	35	(21)
Private sector deposits	10.44	10.07	10.69	37	(25)
(1) According to the daily information on loans published by the Argentine Central Bank. Balances as of the last day of each quarter.

As of June 30, 2020, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 10.44%, representing a 25 bp decrease from a year before.

Financial Liabilities		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Financial entities	10,730	19,116	30,553	(44)	(65)
Financing from credit-card purchases	15,081	14,981	16,651	1	(9)
Notes	8,782	18,533	28,723	(53)	(69)
Subordinated notes	18,240	17,233	15,665	6	16
Creditor from purchases of foreign currency	1,296	4	2,357	32,300	(45)
Collections on account of third parties	7,760	7,962	11,078	(3)	(30)
Other financial liabilities	12,147	8,622	37,813	41	(68)
Total financial liabilities	74,036	86,451	142,840	(14)	(48)

Financial liabilities at the end of the Quarter amounted to Ps.74,036 million, Ps.68,804 million (48%) lower than the Ps.142,840 million recorded for the same period of the prior fiscal year. This decline was mainly due to decreases of Ps.25,666 million (68%) in other financial liabilities, Ps.19,941 million (69%) in notes and of Ps.19,823 million (65%) in financial liabilities with financial entities.

15

ASSET QUALITY

Loan Portfolio Quality		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Non-accrual loans(1)	10,433	13,324	15,926	(22)	(34)
With preferred guarantees	2,018	1,900	790	6	155
With other guarantees	1,238	1,641	1,176	(25)	5
Without guarantees	7,177	9,783	13,960	(27)	(49)
Allowance for loan losses	15,908	15,700	12,967	1	23
Relevant ratios (%)				Variation (bp)
Non-accrual loans to private-sector loans	2.69	3.63	4.40	(94)	(171)
Allowance for loan losses to private-sector loans	4.11	4.28	3.58	(17)	53
Allowance for loan losses to non-accrual loans	152.48	117.83	81.42	3,465	7,106
Non-accrual loans with guarantees to non-accrual loans	31.21	26.58	12.34	463	1,887
Cost of risk(2)	4.65	4.62	3.89	3	76

(1) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible.

(2) Annualized.

The Bank’s non-accrual loan portfolio amounted to Ps.10,433 million as of June 30, 2020, representing 2.69% of total loans to the private-sector, decreasing 171 bp from the 4.40% ratio recorded from a year before. This result was mainly a consequence of variances in debtor classification regulations.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 152.48% as of the end of the Quarter, as compared to the 81.42% recorded from the same period of the prior fiscal year.

In terms of total financing to the private sector (which includes certain items of other financial assets and guarantees granted) and also including provisions on unused balances of credit cards and overdrafts, the Bank’s non-accrual loans portfolio ratio was 2.54%, and its coverage reached 239.92%, as compared to the 4.35% and 106.13% figures recorded in the prior fiscal year, respectively.

Analysis of Loan Loss Experience		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Allowance for loan losses at the beginning of the Quarter
Changes in the allowance for loan losses	15,700	17,092	13,088	(8)	20
Provisions charged to income
Provisions charged to income	4,011	3,796	2,334	6	72
Charge offs	(2,782)	(3,074)	(1,098)	(9)	153
Effect of inflation	(1,021)	(2,114)	(1,357)	(52)	(25)
Allowance for loan losses at the end of the Quarter	15,908	15,700	12,967	1	23
Charge to the income statement
Provisions charged to income(1)	(4,011)	(3,796)	(2,334)	6	72
Direct charge offs(1)	(175)	(149)	(134)	17	31
Bad debts recovered	123	53	68	132	81
Net charge to the income statement	(4,063)	(3,892)	(2,400)	4	69
(1) Item included for calculating the cost of risk.

During the Quarter, Ps.2,782 million were charged off against the allowance for loan losses and direct charges to the income statement in the amount of Ps.175 million were made.

16

CAPITALIZATION AND LIQUIDITY

The minimum capital requirement and the corresponding integration are presented below. Balances are disclosed in accordance with applicable regulations in force as of each period.

Regulatory Capital		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Minimum capital required (A)	53,284	41,783	29,485	28	81
Allocated to credit risk	42,457	32,409	23,041	31	84
Allocated to market risk	1,054	828	596	27	77
Allocated to operational risk	9,773	8,546	5,848	14	67
Computable capital (B)	127,402	108,128	60,788	18	110
Tier I	103,348	87,098	46,709	19	121
Tier II	24,054	21,030	14,079	14	71
Excess over required capital (B) (A)	74,118	66,345	31,303	12	137
Risk weighted assets	650,594	510,236	357,941	28	82
				Variation (bp)
Total capital ratio (%)	19.58	21.19	16.98	(161)	260
Tier I capital ratio (%)	15.89	17.07	13.05	(118)	284

As of June 30, 2020, the Bank’s computable capital amounted to Ps.127,402 million, Ps.74,118 million (139%) higher than the Ps.53,284 million minimum capital requirement. As of June 30, 2019, this excess amounted to Ps.31,303 million (106%).

The minimum capital requirement increased Ps.23,799 million as compared to June 30, 2019, mainly due to the expansion of regulatory requirements on risk weighted assets. Computable capital increased Ps.66,614 million during the same period, primarily as a consequence of a Ps.56,639 million increase in Tier I capital, which was due to an increase resulting from the accounting shareholders’ equity that resulted from the inflation adjustment recorded on non-monetary assets. The Tier II capital increased Ps.9,975 million as a consequence of the effect of the evolution of the foreign exchange rate on the subordinated debt. The total capital ratio was 19.58%, increasing 260 bp during the last twelve months.

Liquidity		2020	2019	Variation (%)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Cash and due from banks	124,914	193,718	181,329	(36)	(31)
Government securities	107,629	67,360	150,556	60	(29)
Call-money	1,458	1,817	587	(20)	148
Overnight placements in correspondent banks	1,411	4,043	4,844	(65)	(71)
Net repurchase agreement transactions	66,049	(23)	5,309	N/A	1,144
Escrow accounts	8,288	8,049	9,458	3	(12)
Other financial assets	200	143	1,706	40	(88)
Total liquid assets	309,949	275,107	353,789	13	(12)
Liquidity ratios				Variation (bp)
Liquid assets (*) as a percentage of transactional deposits	84.44	88.85	94.02	(441)	(958)
Liquid assets (*) as a percentage of total deposits	52.23	54.21	60.56	(198)	(833)
(*)

Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac (Argentine Central Bank’s bills), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of June 30, 2020, the Bank’s liquid assets represented 84.44% of the Bank’s transactional deposits and 52.23% of its total deposits as compared to 94.02% and 60.56%, respectively, as of June 30, 2019.

17

TARJETAS REGIONALES

INFORMATION DISCLOSURE

The data shown in the following tables correspond to Tarjetas Regionales, consolidated line by line with its subsidiaries.

RESULTS FOR THE QUARTER

Income Statement		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Net interest income	2,966	3,869	2,814	(23)	5
Net fee income	3,229	3,582	3,229	(10)	-
Net results from financial instruments	406	728	760	(44)	(47)
Gold and foreign currency quotation differences	(1)	247	(16)	(100)	94
Other operating income	712	785	1,146	(9)	(38)
Loan loss provisions	(969)	(1,422)	(2,212)	(32)	(56)
Net operating income	6,343	7,789	5,721	(19)	11
Personnel expenses	(1,565)	(1,541)	(1,518)	2	3
Administrative expenses	(1,812)	(1,685)	(1,534)	8	18
Depreciations and devaluations of assets	(361)	(382)	(315)	(5)	15
Other operating expenses	(1,698)	(1,117)	(1,452)	52	17
Operating income	907	3,064	902	(70)	1
Results from the net monetary position	(757)	(1,062)	(1,262)	(29)	(40)
Income tax	(128)	(688)	417	(81)	(131)
Net income	22	1,314	57	(98)	(61)

Profitability and Efficiency		2020	2019	Variation (bp)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Return(1) on average assets	0.13	7.17	0.28	(704)	(15)
Return(1) on average shareholders’ equity	0.43	26.37	1.23	(2,594)	(80)
Financial margin(1)(2)	18.38	25.84	13.34	(746)	504
Efficiency ratio (3)	71.05	53.83	69.10	1,722	195
(1)	Annualized.
(2)

Net interest income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income and expenses, divided by average interest-earning assets.

(3)

Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income, plus the result from the net monetary position.

During the Quarter, Tarjetas Regionales recorded a Ps.22 million net income, Ps.35 million lower than the figurer recorded for the same quarter of the 2019 fiscal year. This profit represented a 0.13% annualized return on average assets and a 0.43% return on average shareholders’ equity, as compared to the 0.28% and 1.23% figures recorded, respectively, from the second quarter of the 2019 fiscal year.

Net operating income amounted to Ps.6,343 million, increasing 11% from the second quarter of the 2019 fiscal year.

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SELECTED FINANCIAL INFORMATION

Balance Sheet		2020	2019	Variation (bp)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Assets
Cash and due from banks	1,617	2,283	1,409	(29)	15
Debt securities	-	101	-	(100)	-
Net loans and other financing	46,957	50,378	63,561	(7)	(26)
Other financial assets	4,539	13,415	8,134	(66)	(44)
Property, bank premises, equipment	4,030	3,837	4,079	5	(1)
Intangible assets	1,569	1,599	1,192	(2)	32
Other non-financial assets	3,568	3,320	3,005	7	19
Total assets	62,280	74,933	81,380	(17)	(23)
Liabilities
Financing from financial entities	474	6,389	580	(93)	(18)
Other financial liabilities	29,842	32,314	35,506	(8)	(16)
Notes	7,475	10,269	22,553	(27)	(67)
Other non-financial liabilities	4,517	5,304	4,162	(15)	9
Total liabilities	42,308	54,276	62,801	(22)	(33)
Shareholders’ equity	19,972	20,657	18,579	(3)	7

ASSET QUALITY

Loan Portfolio Quality		2020	2019	Variation (%)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Non-accrual loans(1)	5,238	6,263	8,878	(16)	(41)
Allowances for loan losses	7,825	7,977	9,689	(2)	(19)
Ratios (%)				Variation (bp)
Non-accrual loans to loans to the private sector	9.63	10.76	12.19	(113)	(256)
Allowance for loan losses to loans to the private sector	14.38	13.71	13.30	67	108
allowance for loan losses to non-accrual loans	149.39	127.37	109.13	2,202	4,026
Cost of risk (2)	7.19	9.76	14.06	(257)	(687)
(1)

The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible.

(2)	Annualized.

As of June 30, 2020, taking into consideration the provisions for unused credit-card balances, the coverage ratio amounted to 163.21%, as compared to the 118.54% figure recorded on the same date of the previous year.

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Analysis of Loan Loss Experience		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Allowances for loan losses
At the beginning of the Quarter	7,977	7,782	9,428	3	(15)
Changes in the allowance for loan losses
Provisions charged to income	862	1,328	1,878	(35)	(54)
Reversals of allowances for loan losses	(111)	-	(882)	-	(87)
Charge offs(1)	(678)	(579)	11	17	(6,264)
Effect of inflation	(225)	(554)	(746)	(59)	(70)
Allowance for loan losses at the end of the Quarter	7,825	7,977	9,689	(2)	(19)
Charge to the income statement
Provisions charged to income(2)	(862)	(1,328)	(1,878)	(35)	(54)
Direct charge offs(2)	(107)	(94)	(116)	14	(8)
Bad debt recovered	38	11	87	245	(56)
Net charge to the income statement	(931)	(1,411)	(1,907)	(34)	(51)
(1)	Item included for calculating the cost of risk.

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GALICIA ADMINISTRADORA DE FONDOS

RESULTS FOR THE QUARTER

Income Statement	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Net interest income	6	-	-	N/A	N/A
Net results from financial instruments	20	30	27	(33)	(26)
Gold and foreign currency quotation differences	8	5	(1)	60	(900)
Other operating income	505	210	222	140	127
Net operating income	539	245	248	120	117
Personnel and administrative expenses	(71)	(73)	(44)	(3)	61
Other operating expenses	(29)	(13)	(11)	123	164
Operating income	439	159	193	176	127
Results from the net monetary position	(13)	(33)	(27)	(61)	(52)
Income tax	(130)	(32)	(39)	306	233
Net income	296	94	127	215	133

ASSETS UNDER MANAGEMENT

Mutual Fund	Assets Under Management as of:			Variation (%)
In millions of pesos, except otherwise noted	2Q20	1Q20	2Q19	vs 1Q20	vs 2Q19
Fima Premium	122,518	111,124	68,670	10	78
Fima Ahorro Pesos	6,288	4,400	20,102	43	(69)
Fima Ahorro Plus	9,840	5,602	14,574	76	(32)
Fima Capital Plus	7,749	172	287	4,405	2,600
Fima Renta en Pesos	600	261	470	130	28
Fima Renta Plus	717	204	236	251	204
Fima Abierto Pymes	627	622	697	1	(10)
Fima Acciones	499	257	534	94	(7)
Fima PB Acciones	648	454	1,096	43	(41)
Fima Mix I	475	135	11	252	4,218
Fima Renta Dolares I	1,673	2,305	5,905	(27)	(72)
Fima Renta Dolares II	495	627	2,211	(21)	(78)
Fima Renta Acciones Latinoamerica	54	62	190	(13)	(72)
Fima Renta Fija Internacional	1,434	2,679	8,498	(46)	(83)
Total Assets Under Management	153,617	128,904	123,481	19	24

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SELECTED FINANCIAL INFORMATION

Balance Sheet		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Assets
Cash and due from banks	292	156	57	87	412
Loans and other financing	194	-	-	N/A	N/A
Other financial assets	149	384	267	(61)	(44)
Other non-financial assets	16	15	87	7	(82)
Total assets	651	555	411	17	58
Liabilities
Other non-financial liabilities	166	367	37	(55)	349
Total liabilities	166	367	37	(55)	349
Shareholders’ equity	485	188	374	158	30

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SUDAMERICANA HOLDING

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding, consolidated line by line with the subsidiaries under its control.

RESULTS FOR THE QUARTER

Income Statement		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Earned premium	1,628	1,498	1,517	9	7
Incurred claims	(155)	(220)	(112)	(30)	38
Withdrawals	(3)	(2)	(3)	50	-
Life annuities	(3)	(3)	(4)	-	(25)
Acquisition and general expenses	(630)	(596)	(832)	6	(24)
Other income and expenses	6	(74)	(16)	(108)	(138)
Underwriting income	843	603	550	40	53
Interest income	148	220	227	(33)	(35)
Net results from financial instruments	(2)	23	5	109	(140)
Gold and foreign currency quotation differences	(19)	(7)	38	(171)	(150)
Other operating income	85	144	115	(41)	(26)
Net operating income	1,055	983	935	7	13
Personnel expenses	(233)	(224)	(210)	4	11
Administrative expenses	(121)	(116)	(153)	4	(21)
Depreciations and devaluations of assets	(51)	(57)	(51)	(11)	-
Operating income	650	586	521	11	25
Results from the net monetary position	(91)	(44)	(180)	107	(49)
Income tax	(143)	(212)	13	(33)	1,200
Net income	416	330	354	26	18
Other comprehensive income	40	(25)	(9)	260	544
Total comprehensive income	456	305	345	50	32

Profitability		2020	2019	Variation ( bp)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Return on average assets(1)	30.76	25.81	24.27	495	649
Return on average shareholders’ equity(1)	59.57	54.83	52.44	474	713
Efficiency ratio (2)	40.83	43.21	62.89	(238)	(2,206)
Combined ratio(3)	45.59	51.64	69.16	(605)	(2,357)
(1)	Annualized.
(2)	Acquisition and general expenses divided by earned premiums plus other income and expenses.
(3)	Acquisition and general expenses divided by earned premiums plus incurred claims, withdrawals, life annuities, other income and expenses.

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SELECTED FINANCIAL INFORMATION

Balance Sheet		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q20	vs 2Q19
Assets
Cash and due from banks	88	133	143	(34)	(38)
Debt securities	2	11	11	(82)	(82)
Net loans and other financing	1,137	831	609	37	87
Other financial assets	2,153	2,013	2,537	7	(15)
Property, bank premises, equipment	507	510	501	(1)	1
Intangible assets	112	137	173	(18)	(35)
Assets for insurance contracts	1,365	1,269	1,549	8	(12)
Other non-financial assets	668	389	513	72	30
Total assets	6,032	5,293	6,036	14	-
Liabilities
Financial entities	-	-	8	-	(100)
Liabilities for insurance contracts	1,615	1,666	1,816	(3)	(11)
Other non-financial liabilities	1,383	1,048	1,332	32	4
Total liabilities	2,998	2,714	3,156	10	(5)
Shareholders’ equity	3,034	2,579	2,880	18	5

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RELEVANT INFORMATION

EXTRAORDINARY SHAREHOLDER’S MEETING

Grupo Financiero Galicia is calling a meeting of its shareholders, at an Extraordinary Meeting to be held on September 22, 2020, at 11:00 a.m., at which the partial cancellation of the Optional Reserve for Future Distribution of Profits (amounting to Ps.1,700 million) and the distribution of cash dividends (in the same amount) will be considered by such shareholders.

COVID-19

During the Quarter, Grupo Financiero Galicia and its subsidiaries have continued and adapted their operations under the challenging circumstances resulting from the spread of the Coronavirus (COVID-19). This Covid-19 pandemic has generated various consequences impacting businesses and economic activities globally. As of mid-March, when the virus began to spread in Argentina, the Argentine National Government implemented a series of measures designed to reduce contagion, provide for preventive and mandatory social isolation from March 20 to August 30, 2020 (a date that may be extended if the Argentine Government so provides) and enabling the free movement of only those people linked to the provision and/or production of services and products declared essential, with certain variations to such measures depending on the region of the country implicated. Additionally, the Argentine Central Bank and other regulatory agencies established certain additional regulations with objectives linked to providing assistance to sectors whose activity was affected by the pandemic and to the health care of the community in general.

The final scope of COVID-19 pandemic and its impact on the global and Argentine economy are still unknown. Although, as of the date of this report, Grupo Financiero Galicia and its subsidiaries have suffered limited impacts on their results due to the pandemic, the impact of a lower level of activity and a higher unemployment could be significant in the future.

The Board of Directors of GFG continues to analyze the evolution of the situation and is prepared to take all measures within its power to guarantee business continuity and to preserve the health and safety of GFG’s employees, customers and other stakeholders.

REGULATORY CHANGES

In connection with the foregoing, the Argentine Central Bank has established certain regulations and protocols, of which the following stand out: (i) attention to customers by prior request of an appointment; (ii) the suspension of the collection of ATM fees; (iii ) the suspension, until December 31, 2020, of dividend distributions; (iv) the extension of credit card maturities; (v) financing of unpaid credit card balances at a maximum interest rate of 43%; (vi) postponement of maturities of unpaid loan balances; (vii) the granting of zero-rate financing to self-employed people; (viii) the granting of financing to Micro SMEs at a 24% nominal annual interest rate; (ix) the granting of financing to companies for the payment of salaries at a subsidized interest rate; (x) a minimum interest rate on time deposits equivalent to 79% of the interest rate on Leliq (and for time deposits from individuals of up to Ps.1 million, said minimum interest rate will be equivalent to 87% of the interest rate on Leliq); (xi) adding flexibility in the parameters used for classification of debtors; and (xii) controls on the foreign exchange market.

Additionally, to promote the granting of financing to sectors affected by the COVID-19 pandemic, the Argentine Central Bank has implemented certain reductions on reserve requirements.

This report is a summary analysis of GFG’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with GFG’s financial statements, as well as with all other material periodically filed with the Argentine National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

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